JAMES ADVANTAGE FUNDS

1349 Fairground Road

Xenia, Ohio 45385

September 24, 2014

Via EDGAR

Ms. Christina DiAngelo Fettig

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

James Advantage Funds

File No. 811-08411

Form N-CSR filed September 4, 2014

Dear Ms. Fettig:

On behalf of James Advantage Funds (the “Registrant”), I am responding to your telephonic comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or “SEC”) on September 12, 2014 regarding its review of the Registrant’s Form N-CSR, filed with the SEC via EDGAR on September 4, 2014 for the reporting period ended June 30, 2014 (“the Registrant’s Form N-CSR”).

Set forth in the numbered paragraphs below are summaries of the Staff’s oral comments provided on September 12, 2014 accompanied by the Registrant’s responses to each comment.

Comments Related to the Registrant’s Form N-CSR – Item 1

1.

Staff Comment:  Instruction 1(d) of Item 27(b)(7)(ii)(A) of Form N-1A states that the line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of a fund should be based on a $10,000 initial investment at the beginning of the first fiscal year or on the fund’s required minimum initial investment if that amount exceeds $10,000.

Referring to page 3 of the Registrant’s June 30, 2014 Annual Report (the “Report”) included in Item 1 of the Registrant’s Form N-CSR, the Staff notes that the James Balanced: Golden Rainbow Fund’s minimum initial investment for its Institutional Class is $50,000 but that the Fund based the line graph for this class on a $10,000 investment.  The Staff requests that in all future applicable shareholder reports the Fund base the line graph for its Institutional Class on a $50,000 minimum initial investment in compliance with Instruction 1(d) of Item 27(b)(7)(ii)(A) of Form N-1A.

Registrant’s Response: The Registrant confirms that it will comply with Instruction 1(d) of Item 27(b)(7)(ii)(A) of Form N-1A in all future applicable shareholder reports.

2.

Staff Comment:  Item 27(b)(7)(ii)(A) of Form N-1A states that the line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of a fund should be based on a $10,000 initial investment at the beginning of the first fiscal year in an appropriate broad-based securities and market index for the same period.  The Staff notes that Instruction 7 Item 27(b)(7)(ii)(A) states that, if the fund uses an index that is different from the one used for the immediately preceding fiscal year, explain the reason(s) for the change and compare the fund’s annual change in the value of an investment in the hypothetical account with the new and former indexes.

The Staff notes that the James Small Cap Fund uses the Russell 2000® Index as its benchmark in the Fund’s Prospectuses dated November 1, 2013 and November 1, 2012 but uses the Russell 2000® Value TR Index as its benchmark in the Report (see page 5 of the Report).  The Staff requests that the Registrant confirm supplementally whether the Fund changed its benchmark index from the Russell 2000® Index to the Russell 2000® Value TR Index and that the Registrant will comply with Instruction 7 of Item 27(b)(7)(ii)(A) of Form N-1A in all future applicable shareholder reports.

Registrant’s Response:  The Registrant notes that the Russell 2000® Index is the same as the Russell 2000® TR Index and confirms that the James Small Cap Fund did not change its benchmark index; the Russell 2000® Value TR Index was added as supplementary information.  The Registrant further confirms that it will comply with Instruction 7 of Item 27(b)(7)(ii)(A) of Form N-1A in all future applicable shareholder reports if applicable.

3.

Staff Comment:  Article 6-07(7)(b) of Regulation S-X states that distributions of realized gains by other investment companies shall be shown separately under a caption titled “Realized and unrealized gain (loss) on investment-net.”  Referring to page 11 of the Report, the Staff notes that the James Balanced: Golden Rainbow Fund was invested in closed-end and exchange-traded funds at June 30, 2014.  The Staff requests that the Registrant confirm supplementally whether there were any distributions of realized gains by such closed-end and exchange-traded funds to the Fund during the period, that such distributions were included in the value of such holdings at June 30, 2014 and that the Registrant will comply with Article 6-07(7)(b) of Regulation S-X in all future applicable shareholder reports.

Registrant’s Response:  The Registrant confirms that there were no distributions of realized gains by the closed-end and exchanged-traded funds to the James Balanced: Golden Rainbow Fund during the period and that the Registrant will comply with Article 6-07(7)(b) of Regulation S-X in all future applicable shareholder reports.

4.

Staff Comment:  Referring to page 45 of the Report, the Staff notes that the James Long-Short Fund’s portfolio turnover rate was 171%, 58%, 159% and 0% for the years ended June 30, 2014, June 30, 2013 and June 30, 2012 and for the period ended June 30, 2011, respectively.  The Staff refers to Item 16(e) of Form N-1A that requires the Registrant to provide an explanation of any significant variation in a fund’s portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year in response to Item 13 (Financial Highlights Information).  The Staff requests that the Registrant confirm supplementally whether the Registrant believes the Fund’s portfolio turnover rates disclosed in the Report vary significantly such that an explanation is required in accordance with Item 16(e) of Form N-1A and that the Registrant will comply with Item 16(e) of Form N-1A in all future applicable shareholder reports.

Registrant’s Response:  The Registrant refers to the disclosure in the James Long-Short Fund Prospectus which states that “[a]t times, the Fund may employ a strategy known as 130/30.  This means that it may maintain 100% net long exposure by investing 130% of its net assets in long positions and 30% of its net assets in short positions.  The Fund will only use this strategy when its risk indicators favor doing so. . . .”  Employment of a 130/30 strategy may result in high turnover rates relative to other series in the Registrant.  See the disclosure in the James Long-Short Fund Statement of Additional Information which states “[t]he portfolio turnover rate is not expected to exceed . . . 300% for the James Long-Short Fund.”  In future filings, the Registrant will add disclosure indicating that, at times, investors should expect a relatively high turnover rate for the James Long-Short Fund and that the turnover rate may vary considerably from year to year.

5.

Staff Comment:  Referring to page 50 of the Report, the Staff notes that the Registrant disclosed the tax character of distributions paid for the year ended June 30, 2014 but that this disclosure should be provided for the two most recent fiscal years to include the year ended June 30, 2013.  The Staff requests that the Registrant disclose the tax character of distributions paid for the two most recent fiscal years in all future applicable shareholders reports.

Registrant’s Response:  The Registrant confirms that the Registrant will disclose the tax character of distributions paid for the two most recent fiscal years in all future applicable shareholder reports.

6.

Staff Comment:  Referring to page 57 of the Report, the Staff notes that Item 27(b)(6) of Form N-1A requires that the Registrant include a statement that the Statement of Additional Information includes additional information about Registrant directors and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI be included in the Report.  The Staff further notes that Item 27(b)(5)/Item 17(a)(1) of Form N-1A requires that the directors and officers tables disclose a term of office and suggested that, if there was no definite term of office, the Registrant state “Indefinite Term” or “Until Election of a Successor.”  The Staff requests that the Registrant comply with Item 27(b)(6) and Item 27(b)(5)/Item 17(a)(1) of Form N-1A in all future applicable shareholder reports.

Registrant’s Response:  The Registrant confirms that the Registrant will comply with Item 27(b)(6) and Item 27(b)(5)/Item 17(a)(1) of Form N-1A in all future applicable shareholder reports.

Comments Related to the Registrant’s Form N-CSR – Item 4(e)(2)

7.

Staff Comment:  Referring to Item 4(e)(2) of the Registrant’s Form N-CSR, the Staff notes that the Registrant stated that “100%” of the audit-related services described in Item 4(b) of the Registrant’s Form N-CSR was pre-approved by the audit committee but that there were no audit-related fees for the fiscal years ended June 30, 2013 and June 30, 2014 to pre-approve.

Registrant’s Response:  The Registrant acknowledges that the disclosure in response to Item 4(e)(2) with regard to audit-related services disclosure should have been “0%” rather than “100%.”

Other Comments

8.

Staff Comment:  The Staff notes that the Registrant filed an amended Form N-SAR on August 31, 2012 and requests that the Registrant explain supplementally the reason for the amendment.  The Staff suggests that, in the future, the Registrant provide a cover letter with a brief explanation of the reason(s) for any amended filings.

Registrant’s Response:  The Registrant filed an amendment to Form N-SAR-B on August 31, 2012 at the request of its independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”).  Deloitte requested that the amendment be filed to change the date of its Report of Independent Registered Public Accounting Firm (Exhibit 77B) from August 24, 2012 to August 27, 2012 to match the opinion date in Deloitte’s Report of Independent Registered Public Accounting Firm contained in the Registrant’s Annual Report for the fiscal year ended June 30, 2012.

9.

Staff Comment:  The Staff notes that the Registrant filed a Form N-PX on August 22, 2014 but that there were many proposals that did not identify the matter voted on.  The Staff requests that the Registrant ensure that the proxy voting record is complete in all future Form N-PX filings in accordance with Item 1 of Form N-PX.

Registrant’s Response:  The Registrant confirms that it will work to seek to ensure that the proxy voting record is complete in all future Form N-PX filings in accordance with Item 1 of Form N-PX.

10.

Staff Comment:  The Staff notes that, in reviewing the Registrant’s website (www.jamesfunds.com), the disclosure under a Fund’s “Fund Operating Expenses” is not always consistent with such Fund’s fee table in its Prospectus and requests that the Registrant update its website accordingly.

Registrant’s Response:  The Registrant has reviewed its website at www.jamesfunds.com and has updated the disclosure in accordance with the Staff’s request.

* * * * * * *

The Registrant hereby acknowledges that:

•

should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

The Registrant wishes to thank the Staff for its courtesy and cooperation with regard to this matter.  If you have any questions or need further clarification, please contact me at (937) 426-7640.

Sincerely,

/s/ Thomas L. Mangan

Thomas L. Mangan

Vice President, Chief Financial Officer and Secretary

Cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Amy K. Broerman, Treasurer of the Registrant

Jennell Panella, Assistant Treasurer of the Registrant